Exhibit 1
CHINA UNICOM (HONG KONG) LIMITED ¤¤°êÁp¦Xºôµ¸[3]q«H(»´ä)[a]Ñ¥÷¦3/1/2¥q
(incorporated in Hong Kong with limited liability)
(Stock Code: 0762)
CHANGE OF DIRECTORS
Resignation of Directors
The Board of Directors (the “Board”) of China Unicom (Hong Kong) Limited (the “Company”) announces that Mr. Li Gang and Mr. Zhang Junan have resigned as Executive Director of the Company, Mr. Lu Jianguo and Mr. Lee Suk Hwan have resigned as Non-Executive Directors of the Company, and Mr. Shan Weijian has resigned as Independent Non-Executive Director of the Company, each with effect from 15 October 2008.
Each of the resigned Directors has confirmed that he has no disagreement with the Board and there are no matters which need to be brought to the attention of the shareholders of the Company in relation to his resignation. The Board has received the above resignations with regret, and would like to take this opportunity to express its appreciation to each of the resigned Directors for their contributions to the Company during their periods of service.
Appointment of Directors
The Board is pleased to announce that Mr. Lu Yimin (“Mr. Lu”) and Mr. Zuo Xunsheng (“Mr. Zuo”) have been appointed as Executive Directors of the Company, Mr. Cesareo Alierta Izuel (“Mr. Alierta”) and Mr. Kim Shin Bae (“Mr. Kim”) have been appointed as Non-Executive Directors of the Company, Mr. John Lawson Thornton (“Mr. Thornton”) and Mr. Timpson Chung Shui Ming (“Mr. Chung”) have been appointed as Independent Non-Executive Directors of the Company as well as members of the audit committee (the “Audit Committee”) and the remuneration committee (the “Remuneration Committee”) of the Company, each with effect from 15 October 2008. SK Telecom Co., Ltd. (“SK Telecom”), which holds an approximately 3.79% shareholding interest in the Company, continues to hold one seat on the Board, with Mr. Kim Shin Bae replacing Mr. Lee Suk Hwan to act as a Non-Executive Director of the Company. In view of Telefónica Internacional, S.A.U.’s shareholding interest of approximately 4.21% in the Company, the Board has decided to invite Mr. Alierta as a representative of Telefónica Internacional, S.A.U. to join the Board as a Non-Executive Director.

Mr. Lu, aged 44, a senior engineer, graduated from Shanghai Jiao Tong University with a bachelor’s degree in computer science and then was awarded a master’s degree in public administration by the John F. Kennedy School of Government at Harvard University. Mr. Lu joined China Network Communications Group Corporation (“Netcom Group”) in December 2007, serving as senior management. Prior to joining the Netcom Group, Mr. Lu was a member of the Secretary Bureau of the General Office of the Chinese Communist Party Central Committee, serving as the Deputy Director and the Director of the Information Processing Office since 1992, the full-time Secretary at deputy director general level since 2001 and the full-time Secretary at director general level since 2005. Mr. Lu has served as a Non-Executive Director of PCCW Limited (listed on the Hong Kong Stock Exchange with an American Depositary Receipt trading on the Pink Sheets’ OTC Market in the U.S.) since May 2008. Mr. Lu has extensive experience in government administration and business management.
Mr. Zuo, aged 57, graduated from Guanghua School of Management of Peking University with an EMBA degree in 2004. From July 1993 to October 1997, Mr Zuo served as Director of the former Bureau of Telecommunications of Jinan City. From October 1997 to May 2000, Mr. Zuo served as Director of the former Posts and Telecommunications Bureau of Shangdong Province. From May 2000 to April 2002, Mr. Zuo was President of the former Shangdong Telecommunications Company. Mr. Zuo joined Netcom Group as Vice President in April 2002, and later served as Senior Vice President of China Netcom Group Corporation (Hong Kong) Limited (“China Netcom”) since July 2004, Chief Operating Officer of China Netcom since December 2005, Executive Director and Chief Executive Officer of China Netcom since May 2006 and Chairman of China Netcom since May 2008. In addition, Mr Zuo has served as a Non-Executive Director and Deputy Chairman of PCCW Limited (listed on the Hong Kong Stock Exchange with an American Depositary Receipt trading on the Pink Sheets’ OTC Market in the U.S.) since July 2007. Mr Zuo is well experienced in telecommunications operations and has rich management experience.
Mr. Alierta, aged 63, has been a member of the Board of Directors of Telefónica S.A. (listed on various stock exchanges including Madrid, New York and London) from January 1997 and has been Chairman of Telefónica S.A. since July 2000. Mr. Alierta is a member of the Board of Directors of Telecom Italia (listed on the stock exchange of Milan). He is also a member of the Colombia Business School Board of Overseers. Between 1970 and 1985, he was the General Manager of the Capital Markets division at Banco Urquijo in Madrid. He has been the Chairman and founder of Beta Capital. As from 1991, he has also acted as the Chairman of the Spanish Financial Analysts’ Association. He has also been a member of the Board of Directors and the Standing Committee of the Madrid Stock Exchange. Between 1996 and 2000, he held the post of Chairman of Tabacalera, S.A., and subsequently Altadis following the company’s merger with the French group Seita. Mr. Alierta has served as a Non-Executive Director of China Netcom since December 2007. In September 2005, Mr. Alierta received “The Global Spanish Entrepreneur” from the Spanish/US Chamber of Commerce. Mr. Alierta holds a degree in law from the University of Zaragoza and received a master’s degree of business administration at the University of Columbia (New York) in 1970.

Mr. Kim, aged 54, holds the master’s degree of business administration from Wharton School, University of Pennsylvania, USA. He began his business career with Samsung Corporation and Samsung Electronics in 1978 and served in a number of planning and strategies related positions until 1991. Mr. Kim joined SK Telecom (previously Korea Mobile Telecom) as Vice President, head of Business Strategy Office in 1995 and served in a number of marketing and strategies positions until January 2000. From January 2000, Mr. Kim was appointed to be Vice President and Senior Vice President of Shinsegi Telecom in strategy and management supporting divisions, where he played a significant role in the success of M&A between SK Telecom and Shinsegi Telecom. In 2002, Mr. Kim rejoined SK Telecom after Shinsegi Telecom was acquired, and served as the Senior Vice President of Strategic Planning Group. Since March 2004, Mr. Kim has been the President & CEO of SK Telecom. Early 2008, he led the acquisition by SK Telecom of Hanaro Telecom, the 2nd largest fixed telecom company in Korea. Mr. Kim is currently the President of Korea Association of RFID/USN and Korea e-sports Association respectively. Mr. Kim is also the Head of SK Volunteer Group and the Chairman of Korea Association of Information & Technology. Mr. Kim is a recipient of the prestigious “Ernst & Young Entrepreneur of the Year 2008” award.
Mr. Thornton, aged 54, is currently a Professor and Director of the Global Leadership Program at Tsinghua University in Beijing. Mr. Thornton is also a Director of Ford Motor Company (listed on the New York Stock Exchange), Industrial and Commercial Bank of China (listed on the Hong Kong Stock Exchange and Shanghai Stock Exchange), Intel Corporation (listed on NASDAQ Stock Exchange) and News Corporation, Inc. (listed on the New York Stock Exchange and the Australian Stock Exchange). He is also Chairman of the Brookings Institution Board of Trustees, a member of the Council on Foreign Relations, a trustee or advisory board member of the Asia Society, China Institute, China Securities Regulatory Commission, the Eisenhower Fellowships, Financial Services Volunteer Corps, The Hotchkiss School, International Advisory Committee of the China Reform Forum, Morehouse College, National Committee on US-China Relations, Nelson Mandela Legacy Foundation (US), Tsinghua University School of Economics and Management (Beijing) and China Foreign Affairs University. Mr. Thornton has served as Independent Non-Executive Director of China Netcom from October 2004. He was President, Co-Chief Operating Officer and a Director of The Goldman Sachs Group, Inc. until July 2003. Mr. Thornton received an A.B. in history from Harvard College in 1976, a B.A. and M.A. in jurisprudence from Oxford University in 1978 and a M.P.P.M. from the Yale School of Management in 1980.

Mr. Chung, G.B.S., J.P., aged 56, is currently a member of the National Committee of the 11th Chinese People’s Political Consultative Conference, the Chairman of the Council of the City University of Hong Kong (until 21 October 2008), and the Chairman of the Funds Management Sub-committee of the Hong Kong Housing Authority. Mr. Chung is also an Independent Non-Executive Director of Tai Shing International (Holdings) Limited, Glorious Sun Enterprises Limited, The Miramar Hotel & Investment Co. Limited and Nine Dragons Paper (Holdings) Limited (all listed on the Hong Kong Stock Exchange). From October 2004, Mr. Chung has served as an Independent Non-Executive Director of China Netcom. Formerly, he was a Director of Hantec Investment Holdings Limited, the Chief Executive Officer of Shimao China Holdings Limited, the Chairman of China Business of Jardine Fleming Holdings Limited and the Deputy Chief Executive Officer of BOC International Limited. He was also the Chairman of the Hong Kong Housing Society, a member of the Executive Council of the Hong Kong Special Administrative Region, the Vice Chairman of the Land Fund Advisory Committee of Hong Kong Special Administrative Region Government, a member of the Managing Board of the Kowloon-Canton Railway Corporation, a member of the Hong Kong Housing Authority and a member of the Disaster Relief Fund Advisory Committee. Mr. Chung holds a bachelor of science degree from the University of Hong Kong and a master’s degree of business administration from the Chinese University of Hong Kong. He is a fellow member of the Hong Kong Institute of Certified Public Accountants.
Save as disclosed above, Mr. Lu, Mr. Zuo, Mr. Alierta, Mr. Kim, Mr. Thornton and Mr. Chung do not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company.
Pursuant to the option proposal made pursuant to the merger between the Company and China Netcom, Mr. Zuo has been granted with 686,894 shares option in the Company with effect from the date of this announcement. As at the date of this announcement, Mr. Chung holds 6,000 shares in the Company. Save as disclosed above, Mr. Lu, Mr. Zuo, Mr. Alierta, Mr. Kim, Mr. Thornton and Mr. Chung do not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Lu, Mr. Zuo, Mr. Alierta, Mr. Kim, Mr. Thornton and Mr. Chung have not entered into any service contracts with the Company. The terms of services agreed between them and the Company do not provide for a specified length of service and do not expressly require the Company to give more than one year’s notice period or to make payments equivalent to more than one year’s emoluments to terminate the service. Each of Mr. Lu, Mr. Zuo, Mr. Alierta, Mr. Kim, Mr. Thornton and Mr. Chung are subject to retirement by rotation in annual general meetings in accordance with the articles of association of the Company.
As Executive Directors of the Company, Mr. Lu and Mr. Zuo will each receive a remuneration package including a basic annual salary of HK$900,000 plus housing allowance, as well as discretionary bonus and discretionary grant of share options in the Company as may be recommended by the Remuneration Committee and determined by the Board with reference to their respective performance. Their remuneration have been determined with reference to their respective duties and responsibilities in the Company, their respective experience and prevailing market conditions.
Mr. Alierta and Mr. Kim will each receive an annual fee of HK$300,000 as Non-Executive Director of the Company. Their remuneration have been determined with reference to their duties and prevailing market conditions. Other than the aforesaid annual fee, Mr. Alierta and Mr. Kim are not entitled to any bonus or other emoluments.
Mr. Thornton and Mr. Chung will each receive an annual fee of HK$300,000 as Independent Non-Executive Directors of the Company, an annual fee of HK$70,000 as members of the Audit Committee and an annual fee of HK$20,000 as members of the Remuneration Committee. Their remuneration have been determined with reference to their respective duties and prevailing market conditions. Other than the aforesaid annual fees, Mr. Thornton and Mr. Chung are not entitled to any bonus or other emoluments.
Save as disclosed above, there is no information in relation to the appointments of Mr. Lu, Mr. Zuo, Mr. Alierta, Mr. Kim, Mr. Thornton and Mr. Chung that needs to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there are no other matters relating to their appointments that need to be brought to the attention of the shareholders of the Company.
The Board would like to extend its warmest welcome to Mr. Lu, Mr. Zuo, Mr. Alierta, Mr. Kim, Mr. Thornton and Mr. Chung for their appointment as Directors of the Company.
The Board is also pleased to announce that Mr. Wong Wai Ming (“Mr. Wong”), an Independent Non-Executive Director of the Company, will be appointed as a member of the Remuneration Committee with effect from 15 October 2008.

As at the date of this announcement, the Board comprises:

Executive Directors:	Chang Xiaobing, Lu Yimin, Zuo Xunsheng and Tong Jilu

Non-Executive Directors:	Cesareo Alierta Izuel and Kim Shin Bae

Independent Non-Executive Directors:	Wu Jinglian, Cheung Wing Lam, Linus, Wong Wai Ming, John Lawson Thornton and Timpson Chung Shui Ming

By Order of the Board
CHINA UNICOM (HONG KONG) LIMITED
Chu Ka Yee
Company Secretary

Hong Kong, 15 October 2008

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